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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            Dated: December 1, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   December 1, 2006                   By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                   |
[GRAPHIC OMITTED]  |
                   |    TECK COMINCO
 VANCOUVER 2010    |
    OLYMPICS       |  OFFICIAL SUPPORTER
                   |
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                                                         EXTERNAL NEWS RELEASE
                                                                      06-57-TC
For Immediate Release:  December 1, 2006

          CANADA'S TECK COMINCO TO SUPPLY GOLD, SILVER AND BRONZE FOR
       THE MEDALS AT VANCOUVER 2010 OLYMPIC AND PARALYMPIC WINTER GAMES
 GLOBAL MINING COMPANY SELECTED AS OFFICIAL SUPPORTER OF THE 2010 WINTER GAMES

VANCOUVER, BC (DECEMBER 1, 2006) - Vancouver's Teck Cominco Limited will be near the heart of every athlete who earns a spot on the podium in 2010 following today's announcement that it has been selected as an Official Supporter (Mining and Metals Category) for the 2010 Winter Games and exclusive supplier of metals for every gold, silver and bronze medal awarded during the Games.

"Athletes around the world are training to earn the right to stand on the podium in 2010 and Teck Cominco will play a key role in ensuring their medals - the ultimate symbol of athletic excellence - are shining examples of Canada's mining industry," said Vancouver 2010 CEO John Furlong.

Teck Cominco's six-year partnership with the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (VANOC) provides sponsorship rights for the 2010 Winter Games, and the Canadian Olympic Teams participating at the Beijing 2008, Vancouver 2010 and London 2012 Olympic and Paralympic Games. Teck Cominco's commitment will also involve working with VANOC and the Royal Canadian Mint in the development and production of Olympic and Paralympic medals for 2010.

"Teck Cominco is thrilled to become part of Canada's Games, and to help welcome the world to Canada and British Columbia in 2010," said Teck Cominco president and CEO Don Lindsay. "The Olympic and Paralympic medals inspire people everywhere to realize their full potential, in whatever they do. We are proud to supply the gold, silver and bronze for the medals that are the source of so much inspiration for the world."

"This is a great opportunity for all of us at Teck Cominco to get involved in a once-in-a-lifetime event, and to make a real difference in our own lives and in the lives of others," added Lindsay. "We are excited to be on the Vancouver 2010 team and to have this opportunity to participate."

Teck Cominco will also work with the Vancouver Organizing Committee on sustainability initiatives.


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"Staging sustainable Games that leave lasting legacies for generations to enjoy is part of VANOC's vision for 2010 and we are committed to working with partners like Teck Cominco to ensure we are leaders in environmental innovation and footprint reduction," said Furlong.

"Sustainability is an important feature of our 2010 Winter Games partnership," added Lindsay. "Teck Cominco is looking forward to working with VANOC to help achieve sustainability legacies for the 2010 Winter Games."

ABOUT TECK COMINCO
Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

ABOUT VANOC
VANOC is responsible for the planning, organizing, financing and staging of the XXI Olympic Winter Games and the X Paralympic Winter Games in 2010. The 2010 Olympic Winter Games will be staged in Vancouver and Whistler from February 12 to 28, 2010. Vancouver and Whistler will host the Paralympic Winter Games from March 12 to 21, 2010.

VANOC's marketing program is focused on securing mutually rewarding partnerships with shared values to generate sufficient revenue to host successful Winter Games in 2010 and to leave a financial legacy for sport. VANOC's International Partners include Coca-Cola, Atos Origin, GE, McDonalds's, Omega and Visa. VANOC's National Partners are Bell Canada, Hbc, RBC Financial Group, GM Canada, Petro-Canada, and RONA. VANOC's Official Supporters include the British Columbia Lottery Corporation, the Royal Canadian Mint and Teck Cominco Limited. VANOC's Official Suppliers are Dow Canada, EPCOR, Haworth Canada, Vincor and Workopolis.

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For further information:

Teck Cominco
Nicola Lambrechts
604-970-9113

Vancouver 2010
Chris Brumwell
778-328-6269